

April 16, 2024

John Chen
Executive Chairman
FGI Industries Ltd.
906 Murray Road
East Hanover, NJ 07869

>**Re: FGI Industries Ltd.**
>**Registration Statement on Form S-3**
>**Filed April 9, 2024**
>**File No. 333-278585**

Dear John Chen:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-3 filed April 9, 2024

General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2023, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

2. We note the warrants under this registration statement are to be governed by the laws of the state of New York. We also note that the legal opinion contained in exhibit 5.1 states that it "only relates to the laws and practice of the Cayman Islands which are in force on the date of this opinion," and that it assumes that "[t]he Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms

under the laws of the State of New York." Please file a legal opinion that opines on the legality of any securities issued under New York Law.

3. We note that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate a trustee on a delayed basis. Please revise your registration statement to include the Trust Indenture Act undertaking required by Item 512(j) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jonathan R. Zimmerman